SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation

2100 East Grand Avenue

El Segundo, California 90245

TABLE OF CONTENTS

Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
As of December 31, 2004 and 2003 ............................................................	2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003 .......................................	3

Notes to Financial Statements ...................................................................	4

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i ' Schedule of Assets (Held at End of Year as of December 31, 2004	S-1

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Los Angeles, California

June 29, 2005

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments at fair value (Notes 1, 2, 5, 7, and 10):
Short-term investments	$ 183,379,865	$ 152,216,240
(Overdrafts) U.S. and Foreign currency	(27,325)	527,910
Long-term investments:
CSC common stock (Note 10)	811,241,189	363,945,449
Participant loans (Note 6)	41,345,471	19,637,145
Interest in registered investment companies
Mellon Enhanced Asset Fund	127,118,861	113,850,006
Mellon S&P 500 Stock Index Fund	395,616,320	297,564,493
Vanguard High Yield Bond Fund	34,076,119	20,271,765
Mellon Balanced 40/60 Fund	46,730,633	33,263,641
Mellon Balanced 60/40 Fund	82,458,614	57,080,095
Mellon Balanced 80/20 Fund	100,545,457	71,212,974
State Street Select Plus Fund	74,818,379	44,344,320
Mellon Market Completion Fund	181,226,501	72,904,718
Frank Russell Active Equity Fund	144,607,897	129,173,572
SSGA Government TIPS Fund	24,179,465
T.Rowe Frozen Value Stable Fund	32,412,517
Bonds and debentures	235,055,162	227,610,301
International equity investments	78,736,824	27,545,272
Guaranteed investment contracts	185,352	221,728
Total investments	2,593,707,301	1,631,369,629

Receivables:
Accrued investment income	1,733,173	1,535,177
Unsettled trade receivable	20,491,000	34,477,935
Other	35,554	104,991
Total Receivables	22,259,727	36,118,103
Total Assets	2,615,967,028	1,667,487,732

LIABILITIES
Accrued expenses	765,002	678,738
Unsettled trade payables	20,917,593	33,792,063
Other	185,306	126,167
Total lLiabilities	21,867,901	34,596,968
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,594,099,127	$ 1,632,890,764

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS
	Years Ended December 31,
	2004	2003
INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 280,393,549	$ 251,373,933
Interest	15,887,322	13,133,594
Dividends	9,645,097	9,223,309
Net investment income (Note 7)	305,925,968	273,730,836
CONTRIBUTIONS:
Participant	185,997,483	148,981,583
Employer	37,013,362	26,621,301
Employee rollovers	10,363,366	5,570,927
Total contributions	233,374,211	181,173,811

DEDUCTIONS:
Distributions to participants	209,363,056	116,211,405
Administrative expenses	2,508,615	1,901,638
Total Deductions	211,871,671	118,113,043
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	327,428,508	336,791,604

TRANSFERS FROM OTHER PLANS (Note 9)	633,779,855	7,957,089

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,632,890,764	1,288,142,071
End of Year	$ 2,594,099,127	$ 1,632,890,764

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Note 1 Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

The Plan is administered by a committee, CSC Retirement and Employee Benefits Plans Committee (the "Committee"), consisting of four members who are appointed by the Board of Directors of the Company and serve without compensation, and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by The Bank of New York (the "Trustee"). The Committee shall determine and advise the Trustee regarding the management of the CCT and the appointment of investment managers. At December 31, 2004 and 2003, the Plan's interest in the assets of the CCT was approximately 64.2% and 50.8%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, Computer Sciences Corporation Cash Balance Plan, CSC/E-Systems Pension Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan (the "Plans").

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age and service requirements, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the employ of the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions

Subject to certain limitations described below, an eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of such employee's biweekly compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitation, together with income allocable to that excess, will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

In order to qualify for the special tax treatment accorded to plans by Section 401(k) of the Code, contributions on behalf of participants under the Plan must meet two nondiscrimination tests designed to prevent a disproportionate compensation deferral election by employees who are

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

highly compensated in relation to other employees. The Committee may cause the percentage authorized by the highly compensated participants to be reduced if the Plan does not meet both of the nondiscrimination tests.

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for eight groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

Group 1 - 50% of the first 4% of the participant's compensation deferral;

Group 2 - 100% of the first 7% of the participant's compensation deferral;

Group 3 - 100% of the first 5% of the participant's compensation deferral;

Group 4 - 100% of the first 10% of the participant's compensation deferral;

Group 5 - 50% of the first 6% of the participant's compensation deferral;

Group 6 - 75% of the first 4% of the participant's compensation deferral;

Group 7 - 50% of the first 8% of the participant's compensation deferral and discretionary employer contribution of at least 1% of participant compensation; and

Group 8 - 50% of the first 8% of the participant's compensation deferral and discretionary employer contribution of at least 2% of participant compensation.

Matching contributions will be invested in the Company Stock Fund, (the "Company Stock Fund"), which invests in the common stock of the Company except for employees of CSC Credit Services, Inc., Mississippi Space Services, Eagle Alliance, and Computer Sciences Raytheon whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

Vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2004 and 2003 amounted to $2,209,996 and $998,494, respectively. The Plan had no forfeitures at December 31, 2004. The Plan held $126,167 in forfeitures at December 31, 2003.

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, or dismissal. The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, Company stock, investment contracts and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Assets of the Plan

The assets of the Plan are held in a trust with sixteen funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from the Plan, are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks, fixed income securities and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term investments are stated at cost which approximates fair value. Participant loans are valued at outstanding loan balances, which approximate fair value.

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $5,945,543 and $11,298,739 at December 31, 2004 and 2003, respectively.

Note 3 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.

Note 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003

Net assets available for benefits per the financial statements	$2,594,099,127	$1,632,890,764
Amounts allocated to withdrawing participants	(5,945,543)	(11,298,739)
Net assets available for benefits per Form 5500	$2,588,153,584	$1,621,592,025

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Years Ended December 31,
	2004	2003

Distributions to participants per the financial statements	$209,363,056	$116,211,405
Add: Amounts allocated to withdrawing participants at end of year	5,945,543	11,298,739
Less: Amounts allocated to withdrawing participants at start of year	(11,298,739)	(10,968,769)
Distributions to participants per the Form 5500	$204,009,860	$116,541,375

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 5 Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the first day of the next payroll period once per a calendar month. In addition, a participant may elect to redesignate any amounts in his or her accounts as of the last business day of any month to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits, as of December 31st:

	December 31,
Description of Issue	2004		2003

CSC common stock	$ 811,241,189	*	$ 363,945,449	*
Mellon Enhanced Asset Fund	**		113,850,006
Mellon S&P 500 Index Fund	395,616,320		297,564,493
Mellon Market Completion Fund	181,226,501		**
Frank Russell Active Equity Fund	144,607,897		129,173,572

* Nonparticipant-directed

**Investment did not exceed 5% of net assets available for benefits at fiscal year end.

Note 6 Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at outstanding loan balances, which approximates fair value, on the Statements of Net Assets Available for Benefits.

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Note 7 Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2004	2003
Investments at Fair Value as Determined by
Quoted Market Price
(Overdraft) U.S. and Foreign Currency	$ (27,316)	$ 2,461,294
Short-term investment fund	29,126,982	61,847,211
Money market fund	172,263,178	133,017,884
Bonds and debentures	421,198,741	364,928,255
CSC common stock	812,106,525	750,057,291
International equity portfolios	216,604,301	127,067,765
Investment in registered investment companies
Active Allocation Fund	127,118,861	113,850,006
Brinson Balanced Fund	59,917,799	53,799,264
Brinson U.S. Equity Fund	200,101,139	159,022,807
Mellon Corporate Bond Fund	185,455,413	122,096,617
Mellon EB Enhanced Asset Allocation Fund	75,025	72,712
Mellon Equity Fund	509,510,729	413,025,228
Mellon Equity Completion Fund	315,633,585	174,398,903
Mellon Government Bond Fund	844,740	1,063,103
Mellon Index Fund	120,204	124,536
Mellon S&P 500 Index Fund	395,616,320	297,564,493
Pacific Mutual Enhanced Bond Fund		44,115,319
BlackRock Core Bond Fund	5,735	1,996,249
Vanguard High Yield Bond Fund	34,076,119	20,271,765
Mellon Balanced 40/60 Fund	46,730,633	33,263,641
Mellon Balanced 60/40 Fund	82,458,614	57,080,095
Mellon Balanced 80/20 Fund	100,545,457	71,212,974
Mellon S&P 500 Select Fund	74,818,379	44,344,320
Frank Russell Active Equity Fund	145,465,282	129,963,466
Government TIPS Bond Fund	32,412,517
T.Rowe Stable Value Fund	24,179,465
	3,986,358,427	3,176,645,198

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

	December 31,
	2004	2003
CCT investments at fair value, continued
Investment at Estimated Fair Value
Geewax Terker Hedge fund	14,559,374	14,304,472
Guaranteed investment contracts	185,352	221,728
	14,744,726	14,526,200

Investment at Cost, Which Approximates Fair Value
Employee loans	41,394,081	19,666,768
Total Common/Collective Trust	$4,042,497,234	$3,210,838,166
Plan's Interest in CCT Assets	$2,593,707,301	$1,631,369,629

The investment income (loss) of the CCT is summarized as follows:

	Years Ended December 31,
	2004	2003

Bonds and debentures	$ (2,631,334)	$ (3,203,211)
CSC Stock Fund	177,373,848	225,688,912
International equity portfolios	35,974,698	31,616,897
Active Allocation Fund	11,819,623	22,947,087
Brinson Balanced Fund	4,818,511	8,198,982
Brinson Equity Fund	22,672,705	35,011,373
Mellon Capital Aggr. Bond Fund		(140,146)
Mellon Corporate Bond Fund	672,688	1,115,632
Mellon EB Enhanced Asset Allocation Fund	6,932	18,131
Mellon EB Stock Index Fund		2,612,968
Mellon Equity Fund	45,062,638	81,802,979
Mellon Equity Completion Fund	43,573,215	48,521,154
Mellon Government Bond Fund	(6,713)	(25,508)
Mellon Index Fund	11,099	25,167
Mellon S&P 500 Index Fund	33,541,980	60,150,473
Pacific Mutual Enhanced Bond Fund	964,629	2,067,203
BlackRock Core Bond Fund	21,511	(41,957)
Vanguard High Yield Bond Fund	333,912	1,249,638

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003
	December 31,
	2004	2003
CCT income (loss), continued
Mellon Balanced 40/60 Fund	2,937,989	3,819,800
Mellon Balanced 60/40 Fund	6,176,401	8,449,807
Mellon Balanced 80/20 Fund	8,746,769	13,140,177
Mellon S&P 500 Select Fund	6,464,894	8,613,367
Frank Russell Active Equity Fund	15,967,774	29,714,910
Geewax Terker Hedge fund	79,140	7,248
Government TIPS Bond Fund	1,240,587
Other Funds	155,875
Net appreciation in fair value of investments	415,979,371	581,361,083
Dividends	27,568,838	26,702,043
Interest	24,797,058	24,604,425
Common/Collective Trust Income	$ 468,345,267	$ 632,667,551
Plan's Interest in the Common/Collective Trust Income	$ 305,925,968	$ 273,730,836

Note 8 Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these funds were paid by the Company and amounted to $1,500 for the years ended December 31, 2004 and 2003, respectively. In addition, The Bank of New York became the fund manager of the International Equity Fund in 2004. As the fund manager, The Bank of New York was paid $33,522 in fees associated with this fund for the year ended December 31, 2004.

At December 31, 2004 and 2003, the Plan held 14,391,364 and 8,228,475 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $753,479,432 and $467,729,394, respectively.

Note 9 Mergers

On July 1, 2004, the DynCorp Capital Accumulation Retirement Plan ("CAP") and DynCorp Savings and Retirement Plan ("SARP") were merged with the Plan and the net assets of CAP and SARP were transferred to the Plan in 2004. The management of the Company believes that these mergers were tax-exempt transactions under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

On February 25, 2003 the ECS Integrated Technology Solutions LLC 401(k) Plan ("ECS") was merged with the Plan and the net assets of ECS were transferred to the Plan. The management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

On April 22, 2003 the Information Technology Solutions, Inc. 401(k) Profit Sharing Plan ("ITS") was merged into the Plan and the net assets of ITS were transferred into the Plan. The management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

Note 10 Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31:

	2004	2003
Net assets:
CSC common stock	$811,241,189	$363,945,449
Short-term investments	4,122,993	4,776,554
Accrued income	6,947	1,899
Net unsettled trades payable	(79,449)	(2,499,148)
CSC Stock Fund	815,291,680	366,224,754

Changes in net assets:
Net appreciation in fair value of investments	160,910,766	80,356,760
Interest income	712,811	644,777
Employer contributions	33,695,321	25,224,221
Participant contributions	21,913,940	17,656,757
Participant rollovers	718,761	203,279
Transfers to participant-directed investments	(36,305,884)	(9,143,659)
Plan to plan transfers	344,115,360	102,448
Benefits paid to participants	(76,622,379)	(21,607,349)
Administrative fees	(71,771)
Net Change	449,066,925	93,437,234

CSC Stock Fund - beginning of the year	366,224,75	272,787,521
CSC Stock Fund - end of the year	$815,291,680	$366,224,755

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Note 11 Derivative Financial Instruments

In the Plan's separate accounts, derivative financial instruments were used by the Plan's international equity manager primarily to hedge the currency risk component of the Plan's foreign investments. The fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Plan's assets and speculation are prohibited. Currency hedge positions in aggregate were not permitted to exceed the level of exposure in the Plan's related assets.

Foreign Currency Exchange Contracts

During 2004 and 2003, the Plan entered into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Plan's foreign equity investments. The terms of these contracts generally did not exceed one year. The credit risk associated with these contracts was minimal as they were entered into with a limited number of highly rated counterparties.

The Plan reflects the fair value of all forward contracts as an asset or liability in the Plan's financial statements. The fair value associated with the foreign currency contracts have been estimated by the valuing position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the statement of net assets available for benefits, forward contracts to purchase foreign currency are shown as currency contract payables and forward contracts to sell foreign currency are shown as currency contract receivables. Changes in fair values are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2004, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury Bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the

COMPUTER SCIENCES CORPORATION

MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2004, the Plan had futures contracts to buy and sell U.S. Treasury Bonds contracts with notional amounts of $700,000 and $6,900,000, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statement of net assets available for benefits is zero at December 31, 2004, as settlements are by cash daily. Changes in fair values are accounted for as net appreciation (depreciation) in fair value of investments.

Note 12 Subsequent Events

Plan Merger

On January 5, 2005 the CSC Outsourcing Inc. Hourly Savings Plan and the CSC Outsourcing Inc. CUTW Hourly Savings Plan ("the Hourly Plans") merged into the Plan. The participants' investment account balances of the Hourly Plans were transferred into the Plan. As a result of the merger, participants of the Hourly Plans can participate in the Plan, effective January 5, 2005. The management of the Company believes that these mergers were tax-exempt transactions under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

Spin-off

Effective January 6, 2005, the DynCorp International LLC Matched Asset Plan was spun-off from the Plan. The spin-off was agreed to as part of the sale of the DynCorp International LLC. Participant assets in the approximate amount of $253,800,000 were transferred to the spun-off plan in January 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation

MATCHED ASSET PLAN

Date: June 29, 2005 By: /s/ Leon J. Level

Leon J. Level

Chairman,

Computer Sciences Corporation

Retirement and Employee Benefits Plans Committee

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

SHORT-TERM INVESTMENTS
*	The Bank of NewYork	Collective Short Term Invest Fdnon-Discretionary	$ 10,319,823
Mellon Capital Management Corp.	Mellon Temporary Investment Fund	1
State Street Bk & Tr Instl C/D	Certificates of Deposit	12/11/06	200,000
HBOS Treas Svcs Plc Disc C/P	Commercial Paper	01/26/05	397,854
Santander Cent Hisp Fin Deli C	Commercial Paper	01/14/05	199,008
State Street Global Advisor	Money Market Fund	172,263,178
Total Short-Term Investments	183,379,864

U.S. Dollars	Cash Overdraft	(27,325)
*	Computer Sciences Corporation	Common Stock (14,391,364 shares)	$753,479,432	811,241,189
*	Computer Sciences Corporation	Participant loans (maturing 2005 to 2019 at interest rates of 1% to 21%)	41,345,471

INTEREST IN REGISTERED INVESTMENT COMPANIES
Mellon Capital Management Corp.	Mutual Fund - EB Daily Liquidity Enhanced Asset Allocation	127,118,861
Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund	395,616,320
Vanguard Group	Vanguard High Yield Corp Bond fund	34,076,119

Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund	14,588,871
Mellon Capital Management Corp.	Mellon EB Daily Liquidity Aggregate Bond Index Fd	28,068,938
Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund	4,072,824
Total Balanced 40/60 Fund	46,730,633

Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund	38,700,889
Mellon Capital Management Corp.	Mellon EB Daily Liquidity Aggregate Bond Index Fd	32,964,916
Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund	10,792,809
Total Balanced 60/40 Fund	82,458,614

Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund	62,926,044
Mellon Capital Management Corp.	Mellon EB Daily Liquidity Aggregate Bond Index Fd	20,057,780
Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund	17,561,633
Total Balanced 80/20 Fund	100,545,457

State Street Global Advisor	Mutual Fund - Ssga Index Plus Secs Lending Ser A Fund	74,818,379
Mellon Capital Management Corp.	Mutual Fund - Mellon EB Daily Market Completion Fund	181,226,501
Frank Russell	Mutual Fund - Frank Russell Equity #1 Fund	144,607,897
State Street Global Advisor	Mutual Fund - SSGA Gov't TIPS Bond Fund	24,179,465
T.Rowe Price	Mutual Fund - Frozen Stable Value Fund	32,412,517
Total Interest in Registered Investment Companies	1,243,790,763

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

BONDS AND DEBENTURES
	ASIF Global Financing Xxiii Nt144A	Corporate Fixed Income	3.900%	10/22/08		199,912
	Bank Amer Corp	Corporate Fixed Income	3.250%	08/15/08		167,100
	Banc One Corp	Corporate Fixed Income	2.625%	06/30/08		163,217
	Bank One Corp	Corporate Fixed Income	6.000%	08/01/08		278,273
	Bear Stearns Arm Tr2004-7 Mtg Passthru Ctf Cl-4Arate	Corporate Fixed Income	3.220%	10/25/34		1,508,138
	Bear Stearns Alt-A Tr2004-13 Mtg Passthru Ctf Cl-A1	Corporate Fixed Income	2.900%	11/25/34		1,736,920
	Cwmbs Inc Pass Thru Ctfschl Mtg Passthru Ctf 2001-Hyb1	Corporate Fixed Income	3.255%	06/19/31		107,361
	Capital Auto Receivables Assettr2002-3 Asset Bkd Nt Cl A-3	Corporate Fixed Income	3.580%	10/16/06		1,174,107
	Capital Auto Receivables Assettr2004-2 Asset Backed Nt Cl A-2	Corporate Fixed Income	3.350%	02/15/08		1,471,313
	Chase Issuance Tr2004-9 Nt Cl A	Corporate Fixed Income	3.220%	06/15/10		1,092,310
	Citibank Cr Card Issuance Tr2004-A1 Nt	Corporate Fixed Income	2.550%	01/20/09		1,376,177
	Citigroup Incglobal Sr Nt Dtd 01/31/2003	Corporate Fixed Income	3.500%	02/01/08		851,187
	Citibank Cr Card Issuance Tr2004-A4 Nt	Corporate Fixed Income	3.200%	08/24/09		1,311,336
	Daimlerchrysler Auto Tr2002-C Asset Bkd Nt Cl A-4	Corporate Fixed Income	3.090%	01/08/08		1,647,853
	Diageo Cap Plcglobal Nt	Corporate Fixed Income	3.375%	03/20/08		143,627
	Federal Natl Mtg Assn Gtdremic Pass Thru Tra-1-Fixed Rt061604	Corporate Fixed Income	5.750%	08/25/34		2,067,478
	First Rep Mtg Ln Tr V/Rcmo/Ser 2000 Cl-A2	Corporate Fixed Income	3.817%	06/25/30		181,738
	General Elec Cap Corp M/T/Nser-A	Corporate Fixed Income	9.830%	12/15/08		212,778
	General Elec Cap Corp M/T/N	Corporate Fixed Income	3.450%	07/16/07		897,561
	GMAC Coml Mtg Secs Incmtg Passthru Ctf Ser 99-C3A-2	Corporate Fixed Income	7.179%	08/15/36		820,006
	Golden West Finl Corp Del	Corporate Fixed Income	4.125%	08/15/07		147,165
	Gs Mtg Secs Corp Ii V/Rcoml Mtg Passthru 2003-C1 Cl	Corporate Fixed Income	1.016%	01/10/40		757,429
	Gs Mtg Secs Corp2004-9 Mtg Passthru Ctf Cl	Corporate Fixed Income	3.691%	08/25/34		1,708,543
	Honda Auto Receivables 2004-2Owner Trasset Bkd Nt Cl A-3	Corporate Fixed Income	3.300%	06/16/08		1,404,548
	Honda Auto Receivables 2004-3Owner Trasset Backed Nt Cl A-3	Corporate Fixed Income	2.910%	10/20/08		1,238,944
	Household Finance Corp	Corporate Fixed Income	4.125%	12/15/08		351,432
	IFC Sbap 97-1A V/R	Corporate Fixed Income		01/15/24		410,363
	Lb-Ubs Coml Mtg Tr	Corporate Fixed Income	1.358%	04/15/37		698,298
	MBNA Cr Card Master Nt Tr2003-7 Nt Cl A	Corporate Fixed Income	2.650%	11/15/10		1,592,486
	Merck & Co Incglobal Nt	Corporate Fixed Income	5.250%	07/01/06		128,120
	Missouri Higher Ed Ln Auth Student Lnrevt-Bill Fltg Rate Nts-Ptaxable Call	Corporate Fixed Income		07/25/08		359,742
	Morgan Stanley Cap I Incmorgan Stanley Cap I Inccoml Mtg Passthru Ctf 99-Fnv1Cl A-2	Corporate Fixed Income	6.530%	03/15/31		1,465,472

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	Nissan Auto Receivables 2001-Cowner Trser 2001-C Cl A4	Corporate Fixed Income	4.800%	02/15/07		638,735
	Ontario Prov Cdaontario Prov Cdabd Dtd 07/16/2004	Corporate Fixed Income	3.350%	07/16/07		348,352
	Residential Accredit Lns Incmtg Pass Thru Ctfa-1-Fixed Rt122001	Corporate Fixed Income	6.000%	12/25/16		192,298
	Residential Fdg Mtg Secs I Incmtg Pass Thru Ctfs2004-Sr1 Mtg Passthru Ctf Cl-A1	Corporate Fixed Income	5.500%	09/25/33		1,242,661
	Sears Cr Account Master Tr Iiser 2000-2 Tr Ctf Cl A	Corporate Fixed Income	6.750%	09/16/09		896,848
	State Str Cap Tr Iigtd Med Term Cap Secs Fltg	Corporate Fixed Income		02/15/08		326,456
	Structured Asset Secs Corpcoml Mtg Passthru Ctf 97-Lli Cl A2'Seq Payer'	Corporate Fixed Income	6.840%	10/12/34		104,380
	Structured Asset Secs Corp2004-3Ac Mtg Passthru Ctf Cl	Corporate Fixed Income	4.920%	03/25/34		1,362,243
	Structured Adj Rate Mtg Ln Tr2004-13 Mtg Passthru Ctf Cl	Corporate Fixed Income	1.997%	09/25/34		1,241,423
	Tms Sba Ln Tr1997-1 Sba Ln Bkd Ctf Cl Badj Rate	Corporate Fixed Income	6.020%	01/15/25		175,770
	Tms Sba Ln Tr1996-2 Sba Ln Bkd Ctf Cl A Adja-Var Rate122096	Corporate Fixed Income	4.229%	04/15/24		295,877
	Union Planters Mtg Fin Corpser 1999-1 Mtg Passthru Ctf Cla-1	Corporate Fixed Income	6.250%	04/01/29		71,143
	Slm Corp M/T/N	Corporate Fixed Income	5.625%	04/10/07		62,571
	U S Bk Natl Assn Minneapolisminnsub Nt Dtd 07/23/1998	Corporate Fixed Income	6.300%	07/15/08		292,272
	Verizon Global Fdg Corp	Corporate Fixed Income	6.125%	06/15/07		423,652
	Vodafone Group Plc Newvodafone Group Plc Newnt Dtd 12/18/2002	Corporate Fixed Income	3.950%	01/30/08		110,767
	Virginia Elec & Pwr Co	Corporate Fixed Income	5.750%	03/31/06		478,694
	Wachovia Corp 2Nd Newnt	Corporate Fixed Income	3.500%	08/15/08		247,500
	Washington Mut Mtg Secs Corp2001-9 Mtg Passthru Ctf Cl 1A1Rate	Corporate Fixed Income		04/25/28		174,009
	Washington Mut Mtg Secs Corp2002-Ar1 Msc Mtg Passthru Ctfvar Rate	Corporate Fixed Income	3.968%	11/25/30		308,420
	Washington Mut Mtg Secs Corp2002-Ms1 Mtg Passthru Ctf Clii-A-1-Fixed Rt	Corporate Fixed Income	6.250%	02/25/32		258,257
	Tms Sba Ln Tr V/R1997-1A	Corporate Fixed Income	6.500%	01/15/25		252,164
	Us Central Credit Union	Corporate Fixed Income	2.750%	05/30/08		280,688
	American Express Bk Fsb M/T/N V/R	Corporate Fixed Income		11/21/07		399,832
	Anadarko Fin Cosr Nt	Corporate Fixed Income	7.500%	05/01/31		68,142
	Asif Global Financing Xxiii Nt144A	Corporate Fixed Income	3.900%	10/22/08		164,927
	Bank Amer Corp	Corporate Fixed Income	3.250%	08/15/08		309,626
	Banc One Corp	Corporate Fixed Income	2.625%	06/30/08		139,215
	Banc Amer Alternative Ln Tr2004-6 Mtg Passthru Ctf Cl	Corporate Fixed Income	5.000%	07/25/19		283,882

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	Banc Amer Alternative Ln Tr2004-5 Mtg Passthru Ctf Cl4-A-1-Fixed Rt052504	Corporate Fixed Income	5.000%	06/25/19		282,998
	Bankamerica Corp	Corporate Fixed Income	6.250%	04/01/08		53,757
	Bankamerica Corp Deb	Corporate Fixed Income	5.875%	02/15/09		118,092
	Bank One Corp	Corporate Fixed Income	6.000%	08/01/08		230,110
	Bellsouth Corpdeb	Corporate Fixed Income	6.550%	06/15/34		27,241
	Bellsouth Corp	Corporate Fixed Income	4.200%	09/15/09		175,457
	Berkshire Hathaway Fin Corpsr Nt	Corporate Fixed Income	3.375%	10/15/08		123,570
	Boston Scientific Corpnt	Corporate Fixed Income	5.450%	06/15/14		62,331
	Bristol-Meyer Squibb	Corporate Fixed Income	6.875%	08/01/97		57,353
	British Telecommunicationsp L Cnt	Corporate Fixed Income	8.875%	12/15/30		6,695
	Canadian Pac Ry Co Newnt	Corporate Fixed Income	6.250%	10/15/11		82,667
	Canadian Pac Ry Co Newsr Nt Dtd 03/24/2003	Corporate Fixed Income	5.750%	03/15/33		101,053
	Capital Auto Receivables Assettr2002-5 Asset Bkd Nt Cl A-4	Corporate Fixed Income	2.920%	04/15/08		748,649
	Chase Coml Mtg Secs Corp1999-2 Coml Mtg Passthru Ctfcl A-2	Corporate Fixed Income	7.198%	01/15/32		281,584
	Chase Issuance Tr2004-9 Nt Cl A	Corporate Fixed Income	3.220%	06/15/10		645,456
	Chrysler Corp	Corporate Fixed Income	7.450%	03/01/27		27,797
	Citigroup Inc	Corporate Fixed Income		06/09/09		801,216
	Citibank Cr Card Issuance Trnt 2000-A1 Cl A1	Corporate Fixed Income	6.900%	10/15/07		617,931
	Citigroup Incnt	Corporate Fixed Income	6.200%	03/15/09		54,342
	Citibank Cr Card Issuance Tr2004-A1 Nt	Corporate Fixed Income	2.550%	01/20/09		737,238
	Citigroup Incglobal Sr Nt Dtd 01/31/2003	Corporate Fixed Income	3.500%	02/01/08		373,328
	Citibank Cr Card Issuance Tr2003 A-6 Nt	Corporate Fixed Income	2.900%	05/17/10		486,802
	Citigroup Incglobal Nt Dtd 02/09/2004	Corporate Fixed Income	3.625%	02/09/09		396,572
	Citibank Cr Card Issuance Tr2004-A4 Nt	Corporate Fixed Income	3.200%	08/24/09		816,492
	Comcast Cable Communications	Corporate Fixed Income	6.375%	01/30/06		77,471
	Comcast Corp Newnt	Corporate Fixed Income	7.050%	03/15/33		97,260
	Conoco Funding Co 6.35 15Oct2011	Corporate Fixed Income	6.350%	10/15/11		111,618
	Conoco Inc Usd	Corporate Fixed Income	6.950%	04/15/29		17,713
	Consolidated Nat Gas Cosr Nt	Corporate Fixed Income	5.000%	03/01/14		25,059
	Continental Cablevision Inc Sr Nt	Corporate Fixed Income	8.300%	05/15/06		47,804
	Credit Suisse First Boston Mtgsecs Corpcoml Mtg Passthru Ctf 1998-C2Cl A-2	Corporate Fixed Income	6.300%	11/11/30		355,975
	Cwalt Inc2004-27Cb Mtg Passthru Ctf Cl-A1	Corporate Fixed Income	6.000%	12/25/34		609,867
	Daimlerchrysler Auto Tr2001-C Asset Bkd Nt Cl A-4	Corporate Fixed Income	4.630%	12/06/06		217,517
	Daimlerchrysler North Amer Mtnhldg Corp Medium Term Nts Booktranche # Tr 00036	Corporate Fixed Income		09/10/07		150,492
	Daimlerchrysler North Amerhldg Corp	Corporate Fixed Income	4.050%	06/04/08		49,897
	Depfa Acs Bkasset Covered Secs	Corporate Fixed Income	3.625%	10/29/08		296,763
	Devon Fing Corp U L Cdeb	Corporate Fixed Income	7.875%	09/30/31		125,908
	Deutsche Telekom Int 8.25 15Jun2005Gtd Nt	Corporate Fixed Income	8.250%	06/15/05		25,583
	Deutsche Telekom Intl Fin B Vgtd Nt	Corporate Fixed Income	8.750%	06/15/30		26,409

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	Dlj Coml Mtg Corpcoml Mtg Passthru Ctf 1998-Cf1Cl A-1B	Corporate Fixed Income	6.410%	02/18/31		106,807
	Dominion Res Inc Delnt Dtd 09/16/2002	Corporate Fixed Income	5.700%	09/17/12		105,880
	Dominion Res Inc Del	Corporate Fixed Income	5.125%	12/15/09		51,735
	Eksportfinans A S A Mediumterm Nts Book Entrytranche # Tr 00012	Corporate Fixed Income	3.375%	01/15/08		432,757
	Encana Corpnt	Corporate Fixed Income	6.505%	08/15/34		54,890
	Eop Oper Ltd Partnershipnt	Corporate Fixed Income	7.250%	06/15/28		56,643
	Eop Oper Ltd Partnershipgtd Nt	Corporate Fixed Income	4.750%	03/15/14		53,205
	Exelon Corp	Corporate Fixed Income	6.750%	05/01/11		27,966
	First Un Corpsub Nt	Corporate Fixed Income	6.300%	04/15/08		134,110
	First Union-Lehman Bros Bk-Amercoml Mtg Trser 1998-C2 Passthru Ctf Cl A2	Corporate Fixed Income	6.560%	11/18/35		354,795
	Firstenergy Corpnt Ser C	Corporate Fixed Income	7.375%	11/15/31		62,809
	Fleetboston Finl Corpfleetboston Finl Corpsr Nt Dtd 02/13/2003	Corporate Fixed Income	3.850%	02/15/08		90,418
	General Elec Cap Corp M/T/N	Corporate Fixed Income	4.250%	01/15/08		650,131
	General Elec Cap Corp Mediumterm Nts Book Entrytranche # Tr 00649	Corporate Fixed Income		07/28/08		425,366
	General Elec Cap Corp M/T/N	Corporate Fixed Income	3.600%	10/15/08		306,612
	General Elec Cap Corp M/T/Nterm Nts Book Entrytranche # Tr 00669	Corporate Fixed Income	4.375%	11/21/11		39,763
	General Mls Incnt	Corporate Fixed Income	5.125%	02/15/07		56,470
	General Motors Accep Corp	Corporate Fixed Income	5.625%	05/15/09		320,013
	General Mtrs Accep Corp	Corporate Fixed Income	6.875%	09/15/11		15,372
	General Motors Accep Corp Nt	Corporate Fixed Income	8.000%	11/01/31		113,067
	GMAC Commercial Mortgage Secur	Corporate Fixed Income	6.175%	05/15/33		188,623
	GMAC Comm Mtg Sec Inc	Corporate Fixed Income	6.945%	09/15/33		470,139
	GMAC Coml Mtg Secs Incmtg Passthru Ctf Ser 99-C3A-2	Corporate Fixed Income	7.179%	08/15/36		474,220
	Gs Mtg Secs Corp Iicoml Mtg Passthru Ctf 1998-C1A-3-Fixed Rt102698	Corporate Fixed Income	6.135%	10/18/30		328,234

	Gs Mtg Secs Corp2004-9 Mtg Passthru Ctf Cl4A1-Var Rate072804	Corporate Fixed Income	4.072%	08/25/34		947,383
	Hsbc Bk Usa Global Medium Termsr Bk Nts Book Entrytranche # Sr 00012	Corporate Fixed Income		09/21/07		300,126
	Hsbc Bk Usa Globalsr Bk Nts	Corporate Fixed Income	3.875%	09/15/09		322,166
	Heller Finl Coml Mtg Asset Corpmtg Passthru Ctf Ser 1999-Ph-1 Cl-A2	Corporate Fixed Income	6.847%	05/15/31		246,745
	Household Finance Corp	Corporate Fixed Income	4.125%	12/15/08		100,409
	Household Fin Corpnt Dtd 05/22/2002Acquired By Household Intl Inc06/26/1981	Corporate Fixed Income	7.000%	05/15/12		68,519
	Household Fin Corp Nt	Corporate Fixed Income	6.450%	02/01/09		43,474
	Household Fin Corpntacquired By Household Intl Inc06/26/1981	Corporate Fixed Income	4.125%	11/16/09		283,467

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	J P Morgan Chase & Cont Dtd 03/01/2002	Corporate Fixed Income	5.350%	03/01/07		181,652
	J P Morgan Chase Coml Mtg Secscorp2001-Cibc2 Coml Mtg Passthru	Corporate Fixed Income	6.429%	04/15/35		383,072
	J P Morgan Chase & Cont Dtd 03/02/2004	Corporate Fixed Income	3.500%	03/15/09		83,280
	Kraft Foods Incnt	Corporate Fixed Income	6.250%	06/01/12		71,355
	Lb-Ubs Coml Mtg Tr	Corporate Fixed Income	7.370%	08/15/26		348,489
	Lb-Ubs Coml Mtg Tr2004-C8 Cl-A22004-C8 Coml Mtg Passthru Ctf	Corporate Fixed Income	4.201%	12/15/29		431,011
	Lehman Brothers Hldgs Inc	Corporate Fixed Income	7.000%	02/01/08		27,315
	Lockheed Martin Corp 8.50 01Dec2029	Corporate Fixed Income	8.500%	12/01/29		218,925
	Marsh & Mclennan Cos Incmarsh & Mclennan Cos Incsr Nt	Corporate Fixed Income	5.375%	07/15/14		53,738
	Massmutual Global Fdg Iimedium Term Nts Book Entrytranche # Tr 00009	Corporate Fixed Income	2.550%	07/15/08		139,155
	Mastr Alternative Ln Tr2004-4 Mtg Passthru Ctf Cl-1A1	Corporate Fixed Income	5.500%	05/25/34		268,731
	MBNA Cr Card Master Nt Tr2003-7 Nt Cl A	Corporate Fixed Income	2.650%	11/15/10		651,472
	MBNA Cr Card Master Nt Tr2004-4 Nt Cl A	Corporate Fixed Income	2.700%	09/15/09		589,941
	Merck & Co Incsr Nt Dtd 02/18/2003	Corporate Fixed Income	4.375%	02/15/13		97,586
	Metropolitan Life Global Fdg I *Pp*Medium Term Nts Book Entrytranche # Tr 00011144A	Corporate Fixed Income	4.250%	07/30/09		110,722
	Morgan J P Coml Mtg Fin Corpmtg Passthru Ctf 2000-C10 Cl	Corporate Fixed Income	7.371%	08/15/32		357,401
	Morgan Stanley Cap I Incmorgan Stanley Cap I Inccoml Mtg Passthru Ctf 98-Hf2Cl A-2	Corporate Fixed Income	6.480%	11/15/30		473,634
	National Westminster Bk Plc	Corporate Fixed Income	7.375%	10/01/09		85,383
	News Amer Hldgs Inc Sr Deb	Corporate Fixed Income	7.750%	01/20/24		47,435
	News Amer Incgtd Sr Deb Dtd 04/30/1998	Corporate Fixed Income	7.300%	04/30/28		114,585
	News Amer Incsr Deb	Corporate Fixed Income	7.280%	06/30/28		28,571
	Northrop Grumman 7.875 01Mar2026	Corporate Fixed Income	7.875%	03/01/26		94,460
	Northrop Grumman Corpnt	Corporate Fixed Income	7.125%	02/15/11		63,119
	Northrop Grumman Corpsr Ntformerly Northrop Corp To05/19/1994	Corporate Fixed Income	4.079%	11/16/06		131,313
	Occidental Pete Corpsr Nt	Corporate Fixed Income	8.450%	02/15/29		60,958
	Pennsylvania Elec Cosr Nt	Corporate Fixed Income	5.125%	04/01/14		50,025
	Protective Life Secd Trs Secd M/T/N	Corporate Fixed Income	3.700%	11/24/08		104,691
	Progress Energy Incsr Nt	Corporate Fixed Income	7.750%	03/01/31		66,008
	Progress Energy Incsr Nt	Corporate Fixed Income	7.000%	10/30/31		55,374
	Rbs Cap Tr I Pfdtr Secs	Corporate Fixed Income	4.709%	12/29/49		170,485
	Raytheon Cont Dtd 11/15/2002	Corporate Fixed Income	4.500%	11/15/07		19,439
	Rouse Cont	Corporate Fixed Income	3.625%	03/15/09		155,552
	SBC Communications Incglobal Nt	Corporate Fixed Income	6.450%	06/15/34		26,784
	SBC Communications Incglobal Nt	Corporate Fixed Income	4.125%	09/15/09		74,864
	Salomon Bros Coml Mtg Trcoml Mtg Passthru Ctf 2000-C3Cl A2	Corporate Fixed Income	6.592%	12/18/33		392,331

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	Slm Student Ln Tr V/R2004-9 Student Ln Bkd Nt Cl-A1	Corporate Fixed Income	2.690%	10/26/09		874,594
	Slm Corp Medium Term Nts Bookentrytranche # Tr 00077	Corporate Fixed Income	4.000%	01/15/10		248,065
	Structured Asset Secs Corp *Pp*2003-Al2 Asset Bkd Ctf Cl A144A	Corporate Fixed Income	3.357%	01/25/31		363,876
	Suncor Energy Incnt Dtd 11/24/2003Formerly Suncor Inc To04/17/1997	Corporate Fixed Income	5.950%	12/01/34		36,693
	Suntrust Bank Inc	Corporate Fixed Income	3.625%	10/15/07		204,520
	Suntrust Banks Inc C/D	Corporate Fixed Income	4.415%	06/15/09		112,406
	Suntrust Bk Inc	Corporate Fixed Income	4.000%	10/15/08		70,645
	Swedish Expt Cr Corp-Ab Svensk	Corporate Fixed Income	2.875%	01/26/07		123,746
	Tci Communications Inc Deb	Corporate Fixed Income	7.125%	02/15/28		129,958
	Telecom Italia Capgtd Sr Nt	Corporate Fixed Income	4.950%	09/30/14		29,392
	Tiaa Global Mkts Inc	Corporate Fixed Income	3.875%	01/22/08		216,333
	Time Warner Companies Inc V/Rdeb	Corporate Fixed Income	8.180%	08/15/07		111,057
	Time Warner Companies Incdeb	Corporate Fixed Income	7.570%	02/01/24		258,797
	Ubs Pfd Fdg Tr Itr Pfd Secs8.622% To 10/10 Thereafter V/R	Corporate Fixed Income	8.622%	10/29/49		60,101
	U S Bancorp M/T/N	Corporate Fixed Income	3.950%	08/23/07		25,240
	U S Bk Natl Assn Cincinnatiohio Medium Term Bk Nts Booktranche # Tr 00226	Corporate Fixed Income		10/01/07		599,958
	Vodafone Airtouch Plcntformerly Vodafone Group Plc To06/28/1999	Corporate Fixed Income	7.750%	02/15/10		214,685
	Verizon Global Fdg Corpnt	Corporate Fixed Income	7.750%	12/01/30		12,433
	Verizon Md Incdeb Ser A	Corporate Fixed Income	6.125%	03/01/12		129,246
	Verizon New Jersey Incdeb Ser A Dtd 01/15/2002	Corporate Fixed Income	5.875%	01/17/12		58,436
	Verizon Md Incdeb Ser B	Corporate Fixed Income	5.125%	06/15/33		80,732
	Virginia Elec & Pwr Co	Corporate Fixed Income	5.750%	03/31/06		205,890
	Wachovia Bk Coml Mtg Tr2003-C6 Coml Mtg Passthru Ctf	Corporate Fixed Income	5.125%	08/15/35		513,727
	Wells Fargo Co	Corporate Fixed Income		09/28/07		125,023
	Wells Fargo Bk N A	Corporate Fixed Income	7.800%	06/15/10		102,093
	Wells Fargo & Co Newsr Nt Fltg Rate	Corporate Fixed Income		09/15/09		384,546
	Wells Fargo & Co Newnt	Corporate Fixed Income	4.200%	01/15/10		376,523
	Wells Fargo Mtg Backed Secs V/R2004-K Tr Mtg Passthru Ctf Cl 1A2'Cstr,Pt,As'	Corporate Fixed Income	4.482%	07/25/34		797,490
	Wells Fargo & Co Newnt	Corporate Fixed Income	4.000%	08/15/08		629,181
	Wyeth	Corporate Fixed Income	6.500%	02/01/34		69,348
	Xl Cap Ltd	Corporate Fixed Income	6.375%	11/15/24		63,157
	Associates Corp North Amer Sr Nts	Corporate Fixed Income	6.875%	11/15/08		386,323
	Burlington Northern Santa Fe Corp	Corporate Fixed Income	4.875%	01/15/15		49,816
	Wachovia Corporation2Nd New Com	Corporate Fixed Income	3.625%	02/17/09		54,367
			Total Corporate Bonds			69,545,372

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	FNMA Gtd Remiccmo/Ser 2002-14 Cl-T-6	Gov't Assets and Mortg Backed	3.310%	02/25/32		343,466
	FHLMCcmo/Ser 2654 Cl-Ob	Gov't Assets and Mortg Backed	5.000%	03/15/18		1,318,543
	GNMA Pool # 80947	Gov't Assets and Mortg Backed	3.750%	06/20/34		3,045,717
	Gs Mtg Secs Corp2004-11 Mtg Passthru Ctf Cl-1A1	Gov't Assets and Mortg Backed	4.480%	09/25/34		1,348,277
	GNMA Pool # 780487	Gov't Assets and Mortg Backed	7.250%	04/15/06		9,995
	GNMA Pool # 780985	Gov't Assets and Mortg Backed	6.000%	12/15/08		206,206
	GNMA Pool # 781284	Gov't Assets and Mortg Backed	6.000%	02/15/11		282,721
	FHLMC Corp Grp # 775626	Gov't Assets and Mortg Backed	4.147%	09/01/23		390,780
	FHLMC Corp Grp # 788612	Gov't Assets and Mortg Backed	7.350%	03/01/31		45,336
	FNMA Pool # 252317	Gov't Assets and Mortg Backed	5.500%	02/01/09		285,060
	FNMA Pool # 251904	Gov't Assets and Mortg Backed	6.000%	08/01/08		171,087
	FNMA Pool # 86643	Gov't Assets and Mortg Backed	5.287%	06/01/29		5,257
	FNMA Pool # 0323331	Gov't Assets and Mortg Backed	6.500%	11/01/08		297,303
	FNMA Pool # 555255	Gov't Assets and Mortg Backed	6.196%	04/01/40		472,414
	FNMA Pool # 460770	Gov't Assets and Mortg Backed	3.407%	12/01/09		744,008
	FNMA Remic Trpass Thru Tr 2004-28 Cl-Pb	Gov't Assets and Mortg Backed	6.000%	08/25/28		510,898
	FNMA Remic Trpass Thru Tr Ser 2003-87 Cl-Tj	Gov't Assets and Mortg Backed	4.500%	09/25/18		194,880
	FNMA Remic Trcmo/Ser 1993-221 Cl-D 'Pac(11)'	Gov't Assets and Mortg Backed	6.000%	12/25/08		86,755
	FNMA Remic Trremic Pass Thru Tr Ser 2003-16 Cl-Bc	Gov't Assets and Mortg Backed	5.000%	03/25/18		130,707
	FHLMC Remic Trcmo/Ser 2538 Cl-Cbn Ctfs Gtd	Gov't Assets and Mortg Backed	5.000%	12/15/17		284,992
	FNMA Remic Trremic Pass Thru Tr Ser 2004-88 Cl-Ha	Gov't Assets and Mortg Backed	6.500%	07/25/34		305,105

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA Gtdremic Pass Thru Trpreassign 00674	Gov't Assets and Mortg Backed	5.500%	01/25/34		462,673
	FHLMCcmo/Ser 2864 Cl-Na	Gov't Assets and Mortg Backed	5.500%	01/15/31		455,519
	Gov't Nat'l Mtg Assn Pool# 781590	Gov't Assets and Mortg Backed	5.500%	04/15/33		549,581
	GNMA Pool # 582386	Gov't Assets and Mortg Backed	6.000%	10/15/32		44,441
	GNMA Pool # 589206	Gov't Assets and Mortg Backed	6.000%	10/15/32		18,105
	GNMA Pool # 599742	Gov't Assets and Mortg Backed	6.000%	10/15/32		9,431
	GNMA Pool # 80916	Gov't Assets and Mortg Backed	3.750%	05/20/34		497,153
	Small Business Admin Gtd Partnctfsser Sbic-Ps 2003-10 A	Gov't Assets and Mortg Backed	4.524%	02/10/13		456,799
	FNMA TBA 15Yr Sfm 4.00 Jan	Gov't Assets and Mortg Backed		01/01/20		390,375
	GNMA Pool # 590089	Gov't Assets and Mortg Backed	5.500%	07/15/33		282,246
	GNMA Pool # 572394	Gov't Assets and Mortg Backed	7.000%	11/15/31		14,020
	GNMA Pool # 623389	Gov't Assets and Mortg Backed	6.000%	02/15/34		1,148,528
	GNMA Pool # 499416	Gov't Assets and Mortg Backed	6.000%	02/15/29		6,848
	GNMA Pool # 372062	Gov't Assets and Mortg Backed	6.500%	03/15/24		105,816
	GNMA Pool # 781548	Gov't Assets and Mortg Backed	7.000%	11/15/32		29,824
	GNMA Pool # 781328	Gov't Assets and Mortg Backed	7.000%	09/15/31		131,266
	FNMA TBA 15Yr Sfm 06.00% Jan	Gov't Assets and Mortg Backed		01/01/20		(838,000)
	FHLMC TBA 15Yr Gold Sfm 05.50% Jan	Gov't Assets and Mortg Backed		01/01/19		103,250
	FHLMC TBA 15Yr Gold Sfm 04.50% Jan	Gov't Assets and Mortg Backed		01/15/20		(398,500)
	FHLMC Corp Grp # M80817	Gov't Assets and Mortg Backed	4.000%	05/01/10		236,377
	FNMA TBA 15Yr Sfm 04.50% Jan	Gov't Assets and Mortg Backed		01/01/19		(996,563)
	FNMA TBA 30Yr Sfm 04.50% Jan	Gov't Assets and Mortg Backed	4.500%	01/01/35		483,125
	FNMA TBA 15Yr Sfm 05.50% Jan	Gov't Assets and Mortg Backed		01/01/20		(1,239,750)

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA TBA 30Yr Sfm 06.50% Jan	Gov't Assets and Mortg Backed		01/01/35		524,219
	FHLMC Corp Grp # G01391	Gov't Assets and Mortg Backed	7.000%	04/01/32		155,519
	FHLMC Corp Grp # E00627	Gov't Assets and Mortg Backed	5.500%	02/01/14		264,111
	FHLMC TBA 30Yr Gold Sfm 06.00% Jan	Gov't Assets and Mortg Backed		01/01/34		(309,844)
	FHLMC Corp Grp # E91860	Gov't Assets and Mortg Backed	5.500%	10/01/17		149,430
	FHLMC Corp Grp # E88978	Gov't Assets and Mortg Backed	5.500%	04/01/17		161,155
	FHLMC Corp Grp # C90213	Gov't Assets and Mortg Backed	7.000%	04/01/18		39,105
	FHLMC Corp Grp # G01534	Gov't Assets and Mortg Backed	6.000%	04/01/33		589,115
	FNMA TBA 30Yr Sfm 05.50% Jan	Gov't Assets and Mortg Backed		01/01/35		(3,552,500)
	FNMA TBA 15Yr Sfm 05.00% Jan	Gov't Assets and Mortg Backed		01/01/20		2,335,938
	FHLMC TBA 15Yr Gold Sfm 05.00% Jan	Gov't Assets and Mortg Backed		01/01/19		507,500
	FNMA TBA 30Yr Sfm 06.00% Jan	Gov't Assets and Mortg Backed		01/01/35		1,654,000
	FNMA TBA 30Yr Sfm 05.00% Jan	Gov't Assets and Mortg Backed		01/01/35		991,875
	FHLMC TBA 30Yr Gold Sfm 05.00% Jan	Gov't Assets and Mortg Backed		01/15/33		496,406
	FHLMC Corp Grp # C49499	Gov't Assets and Mortg Backed	6.500%	04/01/31		9,757
	FHLMC Corp Grp # A12429	Gov't Assets and Mortg Backed	5.500%	08/01/33		39,521
	FHLMC Corp Grp # B14156	Gov't Assets and Mortg Backed	4.000%	05/01/19		184,394
	FHLMC Corp Grp # B14838	Gov't Assets and Mortg Backed	4.500%	06/01/19		470,457
	FNMA Pool # 545762	Gov't Assets and Mortg Backed	6.500%	07/01/32		96,864
	FNMA Pool # 786298	Gov't Assets and Mortg Backed	5.500%	07/01/19		310,275
	FNMA Pool # 783710	Gov't Assets and Mortg Backed	5.500%	07/01/34		393,682
	FNMA Pool # 255413	Gov't Assets and Mortg Backed	6.500%	10/01/34		468,112
	FNMA Pool # 783713	Gov't Assets and Mortg Backed	5.500%	05/01/34		94,656

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA Pool # 555114	Gov't Assets and Mortg Backed	5.500%	12/01/17		14,512
	FNMA Pool # 738632	Gov't Assets and Mortg Backed	5.000%	11/01/18		179,748
	FNMA Pool # 270269	Gov't Assets and Mortg Backed	5.500%	12/01/08		285,070
	FNMA Pool # 357414	Gov't Assets and Mortg Backed	4.000%	07/01/18		365,900
	FNMA Pool # 555531	Gov't Assets and Mortg Backed	5.500%	06/01/33		137,549
	FNMA Pool # 562319	Gov't Assets and Mortg Backed	7.000%	01/01/31		1,643
	FNMA Pool # 575493	Gov't Assets and Mortg Backed	5.500%	04/01/17		17,634
	FNMA Pool # 545556	Gov't Assets and Mortg Backed	7.000%	04/01/32		39,228
	FNMA Pool # 780625	Gov't Assets and Mortg Backed	4.000%	05/01/19		97,204
	FNMA Pool # 254407	Gov't Assets and Mortg Backed	7.000%	08/01/32		192,464
	FNMA Pool # 647694	Gov't Assets and Mortg Backed	6.000%	05/01/17		171,639
	FNMA Pool # 252345	Gov't Assets and Mortg Backed	6.000%	03/01/14		154,330
	FNMA Pool # 786194	Gov't Assets and Mortg Backed	5.500%	07/01/34		42,270
	FNMA Pool # 779083	Gov't Assets and Mortg Backed	5.500%	06/01/34		335,811
	FNMA Pool # 725232	Gov't Assets and Mortg Backed	5.000%	03/01/34		1,706,444
	FNMA Pool # 647484	Gov't Assets and Mortg Backed	7.000%	06/01/32		8,213
	FNMA Pool # 572833	Gov't Assets and Mortg Backed	6.000%	04/01/16		348,866
	FNMA Pool # 545823	Gov't Assets and Mortg Backed	5.500%	08/01/17		14,376
	FNMA Pool # 545900	Gov't Assets and Mortg Backed	5.500%	07/01/17		40,686
	FNMA Pool # 607105	Gov't Assets and Mortg Backed	6.500%	11/01/31		132,631
	FNMA Pool # 555880	Gov't Assets and Mortg Backed	5.500%	11/01/33		388,803
	FNMA Pool # 774070	Gov't Assets and Mortg Backed	5.500%	05/01/34		762,824
	FNMA Pool # 254235	Gov't Assets and Mortg Backed	6.000%	03/01/17		705,977

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA Pool # 190319	Gov't Assets and Mortg Backed	6.500%	02/01/32		881,735
	FNMA Pool # 658290	Gov't Assets and Mortg Backed	4.500%	04/01/18		289,124
	FNMA Pool # 687885	Gov't Assets and Mortg Backed	5.500%	03/01/18		283,980
	FNMA Pool # 777336	Gov't Assets and Mortg Backed	4.500%	04/01/19		371,858
	FNMA Pool # 778464	Gov't Assets and Mortg Backed	4.500%	04/01/19		358,929
	FNMA Pool # 545576	Gov't Assets and Mortg Backed	6.000%	03/01/17		183,966
	FNMA Pool # 626720	Gov't Assets and Mortg Backed	6.000%	01/01/17		34,887
	FNMA Pool # 777774	Gov't Assets and Mortg Backed	5.500%	05/01/34		100,750
	FNMA Pool # 773384	Gov't Assets and Mortg Backed	5.500%	05/01/34		403,355
	FNMA Pool # 682771	Gov't Assets and Mortg Backed	6.500%	01/01/33		91,009
	FNMA Pool # 775737	Gov't Assets and Mortg Backed	5.500%	05/01/34		431,876
	FNMA Pool # 779416	Gov't Assets and Mortg Backed	5.500%	06/01/34		204,011
	FNMA Pool # 779556	Gov't Assets and Mortg Backed	5.500%	06/01/34		336,810
	FNMA Pool # 805038	Gov't Assets and Mortg Backed	5.500%	01/01/20		206,809
	FNMA Pool # 650184	Gov't Assets and Mortg Backed	5.500%	08/01/17		1,034,600
	FNMA Pool # 678027	Gov't Assets and Mortg Backed	6.000%	09/01/17		92,857
	FNMA Pool # 769094	Gov't Assets and Mortg Backed	5.500%	06/01/34		233,523
	FNMA Pool # 773501	Gov't Assets and Mortg Backed	5.500%	08/01/19		866,027
	FNMA Pool # 776524	Gov't Assets and Mortg Backed	6.500%	03/01/34		493,544
	FNMApreassign 00353Issues Dated 4/1/1996 & After	Gov't Fixed Income	2.375%	12/15/05		1,257,884
	Federal Natl Mtg Assn M/T/N	Gov't Fixed Income	2.710%	01/30/07		3,435,906
	FHLMCdtd 01/16/2001	Gov't Fixed Income	5.250%	01/15/06		4,239,484
	FHLMC	Gov't Fixed Income	3.875%	11/10/08		2,505,469
	FHLMCmedium Term Nts Fed Book Entrytranche # Tr 00116	Gov't Fixed Income	4.750%	12/08/10		934,650
	U S Treasury Notes	Gov't Fixed Income	4.625%	05/15/06		6,583,327

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	United States Treas Nts	Gov't Fixed Income	5.750%	11/15/05		1,846,125
	U S Treas Ntscusip 912828Ano	Gov't Fixed Income	3.000%	11/15/07		6,410,204
	United States Treas Nts	Gov't Fixed Income	5.750%	11/15/05		1,846,125
	United States Treas Nts	Gov't Fixed Income	1.625%	10/31/05		10,013,645
	United States Treas Nts	Gov't Fixed Income	1.875%	11/30/05		3,710,781
	United States Treas Nts	Gov't Fixed Income	2.500%	10/31/06		8,732,668
	United States Treas Nts	Gov't Fixed Income	1.875%	12/31/05		1,734,828
	United States Treas Nts	Gov't Fixed Income	2.250%	04/30/06		10,651,059
	United States Treas Nts	Gov't Fixed Income	2.500%	05/31/06		4,046,638
	United States Treas Ntsdtd 00063	Gov't Fixed Income	2.750%	07/31/06		5,098,427
	United States Treas Ntsdtd 00067	Gov't Fixed Income	2.375%	08/31/06		2,336,494
	United States Treas Nts	Gov't Fixed Income	2.500%	09/30/06		1,923,258
	United States Treas Ntsdtd 00076	Gov't Fixed Income	2.875%	11/30/06		1,794,375
	United States Treas Ntsdtd 00077	Gov't Fixed Income	3.500%	12/15/09		746,367
	U S Treasury Bondssca 11/15/00	Gov't Fixed Income	10.000%	05/15/10		6,554,602
	U S Treasury Bonds	Gov't Fixed Income	10.375%	11/15/12		3,159,516
	U S Treasury Bonds	Gov't Fixed Income	12.750%	11/15/10		6,407,977
	FNMApreassign 00027Issues Dated 4/1/1996 & After	Gov't Fixed Income	7.125%	06/15/10		218,381
	Federal Natl Mtg Assn	Gov't Fixed Income	3.125%	03/16/09		257,464
	Federal Natl Mtg Assn	Gov't Fixed Income	2.350%	04/05/07		680,448
	FNMApreassign 00277Issues Dated 4/1/1996 & After	Gov't Fixed Income	1.750%	06/16/06		181,416
	FHLMC Deb M/T/N	Gov't Fixed Income	4.125%	02/24/11		595,736
	Federal Natl Mtg Assn M/T/N	Gov't Fixed Income	2.710%	01/30/07		1,359,531
	Federal Natl Mtg Assn	Gov't Fixed Income	6.000%	05/15/11		418,119
	FHLMCmedium Term Nts Fed Book Entrypreassign 00090	Gov't Fixed Income	4.625%	05/28/13		273,281
	FHLMCmedium Term Nts Fed Book Entrytranche # Tr 00269	Gov't Fixed Income	3.875%	01/12/09		204,167
	FHLMC	Gov't Fixed Income	3.875%	11/10/08		355,777
	FHLMCmedium Term Nts Fed Book Entrytranche # Tr 00186	Gov't Fixed Income	4.500%	12/16/10		1,643,458
	Israel Stgtd Nt Dtd 09/18/2003 Cl1-B	Gov't Fixed Income	5.500%	09/18/33		157,488
	Quebec Province Nt	Gov't Fixed Income	5.000%	07/17/09		83,566
	Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmt	Gov't Fixed Income		10/15/18		37,631
	Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmtbd	Gov't Fixed Income		07/15/18		38,207
	U S Treasury Bonds	Gov't Fixed Income	6.000%	02/15/26		1,265,789
	U S Treasury Bonds	Gov't Fixed Income	6.750%	08/15/26		686,039
	U S Treasury Notes	Gov't Fixed Income	2.500%	10/31/06		3,427,684
	United States Treas Nts	Gov't Fixed Income	2.750%	06/30/06		817,786
	United States Treas Ntsdtd 00067	Gov't Fixed Income	2.375%	08/31/06		1,752,371
	United States Treas Nts	Gov't Fixed Income	2.500%	09/30/06		4,119,142
	United States Treas Ntsdtd 00075	Gov't Fixed Income	4.250%	11/15/14		651,703
	United States Treas Ntsdtd 00076	Gov't Fixed Income	2.875%	11/30/06		1,689,703
	United States Treas Ntsdtd 00077	Gov't Fixed Income	3.500%	12/15/09		323,426

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	U S Treasury Bonds	Gov't Fixed Income	8.125%	08/15/19		2,149,749
	U S Treasury Bonds	Gov't Fixed Income	10.375%	11/15/12		745,169
	U S Treasury Bonds	Gov't Fixed Income	12.000%	08/15/13		882,849
	U S Treasury Bond	Gov't Fixed Income	5.500%	08/15/28		470,820
	U S Treasury Bond	Gov't Fixed Income	6.125%	11/15/27		811,711
	U S Treasury Bonds	Gov't Fixed Income	5.375%	02/15/31		2,865,525
	GNMA I TBA 30Yr Sfm 06.50% Jan	Gov't Fixed Income	6.500%	01/25/35		210,375
	GNMA I TBA 30Yr Sfm 05.50% Jan	Gov't Fixed Income		01/01/35		(612,188)
	Federal Home Ln Mtg Corp Disc Nts	Gov't Agency		01/10/05		3,295,408
	Sales Tax Asset Receivablecorp N Ytaxable-Ser B	State And Local Obligations	3.600%	10/15/08		198,110
	Texas St Pub Fin Auth Revtaxable-Unemployment Comp-B	State And Local Obligations	2.625%	06/15/06		703,482
	California St Dept Wtr Res Pwrsupply Revtaxable-Ser E	State And Local Obligations	3.975%	05/01/05		100,314
		Total Government Bonds				158,732,611

	Amresco Independence Fdg Inc1999-1 Sba Ln Bkd Ctf Adj Rate144A Cl A	Other Fixed Income		06/15/26		672,938
	Bayview Finl Acquisition Tr 144A *Pp*1998-1 Mtg Passthru Ctf Cl A-I	Other Fixed Income	7.010%	05/25/29		230,537
	British Columbia Prov Cda	Other Fixed Income	5.375%	10/29/08		153,367
	Business Ln Ctr Inc V/R Restrsba/Abs 1998-1 Cl A Partn 144A	Other Fixed Income	6.750%	01/15/25		471,455
	Gs Mtg Secs Corpser 2000-1 Mtg Passthru Ctf A144A	Other Fixed Income	2.170%	03/20/23		340,489
	Italy Rep	Other Fixed Income	2.750%	12/15/06		1,115,640
	Nationwide Bldg Soc Mtn *Pp*Book Entry 144Atranche # Sr 00014	Other Fixed Income	3.500%	07/31/07		149,319
	Pbg Equip Tr 144Areceivable Bkd Nt Cl A	Other Fixed Income	6.270%	01/20/12		391,177
	Quebec Prov Cdadeb Dtd 01/30/1997	Other Fixed Income	7.000%	01/30/07		155,212
	Washington Mut Mtg Secs Corp2002-Ar2 Msc Mtg Passthru Ctfiii-A-1-Var Rate072902	Other Fixed Income	5.772%	08/25/32		168,652
	Allstate Finl Global Fdg Llc *Pp*Global Nt Dtd 02/01/2001144A	Other Fixed Income	6.150%	02/01/06		128,867
	Berkshire Hathaway Fin Corp *Pp*144A	Other Fixed Income	3.400%	07/02/07		114,729
	Cox Communications Inc New *Pp*Nt Dtd 12/15/2004 144A	Other Fixed Income	4.625%	01/15/10		149,654
	Enterprise Prods Oper L P *Pp*Sr Nt 144A	Other Fixed Income	4.000%	10/15/07		49,878
	Hbos Plc Medium Term Sr Nts *Pp*Book Entry 144Atranche # Sr 00037	Other Fixed Income	3.500%	11/30/07		199,306
	Hbos Plc Medium Term Sr Nts *Pp*Book Entry 144Atranche # Sr 00031	Other Fixed Income	3.600%	08/15/07		90,051
	Israel Stgtd Nt Cl 3	Other Fixed Income	5.500%	04/26/24		365,110

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	Monumental Global Fdg Ii *Pp*Sr Secd Nt144	Other Fixed Income	4.375%	07/30/09		100,420
	Nationwide Bldg Soc Mtn *Pp*Book Entry 144Atranche # Sr 00014	Other Fixed Income	3.500%	07/31/07		223,979
	News Amer Inc *Pp*Bd144A	Other Fixed Income	5.300%	12/15/14		75,885
	Ontario Hydro	Other Fixed Income	6.100%	01/30/08		74,944
	Petro Cdasr Nt	Other Fixed Income	5.350%	07/15/33		93,442
	Statoil Asa *Pp*Nt Dtd 04/27/2004	Other Fixed Income	5.125%	04/30/14		92,192
	Telecom Italia Cap *Pp*Gtd Sr Nt144A	Other Fixed Income	4.000%	01/15/10		39,220
	Telecom Italia Cap *Pp*Gtd Sr Nt 144A	Other Fixed Income	6.000%	09/30/34		122,207
	Txu Corp *Pp*Txu Corpsr Nt Ser Q144A	Other Fixed Income	6.500%	11/15/24		100,167
	United Mexican Sts M/T/N	Other Fixed Income	8.000%	09/24/22		34,605
	United Mexican Sts M/T/N	Other Fixed Income	8.375%	01/14/11		305,370
	United Mexican Sts Mtn	Other Fixed Income	5.875%	01/15/14		76,838
	United Mexican States	Other Fixed Income	8.125%	12/30/19		140,820
	Wellpoint Inc *Pp*144A	Other Fixed Income	5.950%	12/15/34		85,828
	ASIF Global Financing 3.9% 10/22/0800209Laa0 Collateral Held At Merrill Lynch	Other Fixed Income	3.900%	10/22/08		264,883
			Total Other Bonds			6,777,181
			Total Bonds and Debentures			235,055,164
INTERNATIONAL EQUITY INVESTMENTS
	ABN Amro Hldg N V Sponsored ADR	Common Stock				399,000
	Aeon Co Ltd ADR	Common Stock				333,750
	Ansell Ltd ADR	Common Stock				176,640
	Abb Ltd Sponsored ADR	Common Stock				299,527
	Aegon N V	Common Stock				201,537
	Aktiebolgt Electrolux ADR	Common Stock				173,063
	Alcatel Alsthomrepresenting 1/5 Th Shares	Common Stock				428,262
	All Nippon Awys Ltd Sponsored ADR	Common Stock				282,204
	Allianz Aktiengesellschaft Sponsored ADR Repstg 1/10 Sh	Common Stock				345,540
	Allied Irish Bks P L C Spon ADRrepstg Ord	Common Stock				404,544
	Alpha Bk A E	Common Stock				240,672
	Amer Group Plc ADRadr	Common Stock				94,316
	Amvescap Plc Spon ADR	Common Stock				227,964
	Anglo American Plc ADR	Common Stock				363,987
	Arcelor N A Sponsored ADR	Common Stock				234,068
	Asahi Glass ADR	Common Stock				341,856
	Asahi Kasei Corp ADR	Common Stock				290,363
	Astrazeneca Plc Spons ADRrep 1 Ord	Common Stock				527,655
	Atlas Copco Ab Sponsored ADRnew Repstg Com	Common Stock				171,547
	Axa ADR	Common Stock				435,600
	Bt Group Plcadr	Common Stock				313,078
	Baa Plc Sponsor ADR	Common Stock				299,360
	Bnp Paribas Sponsored ADR Repstg 1/4 Sh	Common Stock				608,563

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	Bae Sys Plc	Common Stock		507,162
	Banco Bilbao Vizcayaargentaria S A Sponsored ADR	Common Stock		512,686
	Banco Santander Cent Hispano S A ADR	Common Stock		693,957
	Bank Yokohama Ltd Japan ADR	Common Stock		182,825
	Barclays Plc ADR(Rep 4 Ord Gbp1)	Common Stock		801,684
	Basf Ag Sponsored ADR	Common Stock		381,706
	Bayer A G Sponsored ADR	Common Stock		244,656
	Bayerische Hypo-Und Spon ADRvereinsbank Ag Repstg Bearer Sh	Common Stock		372,936
	BHP Billiton Limited Sponsored ADR	Common Stock		383,119
	BHP Billiton Plc Sponsored ADR	Common Stock		371,583
	Bg Plcadr Final Installment New	Common Stock		251,485
	Bp Plc Spons ADR	Common Stock		1,848,360
	British Sky Broadcasting Group Spons ADRplc	Common Stock		397,397
	British Awys Plc ADR	Common Stock		121,400
	British American Tobacco	Common Stock		412,335
	Bulgari S P A ADR Sponsored	Common Stock		117,377
	Cadbury Schweppes P L C ADR(Represents 4 Ord 25P Shs)	Common Stock		364,748
	Canon Inc ADR Repstg 5 Shs	Common Stock		379,820
	Centrica Plc Sponsored ADR New 2004	Common Stock		383,275
	Cheung Kong Hldgs Ltd ADR	Common Stock		398,840
	Clp Holdings Ltd	Common Stock		339,309
	Coles Myer Ltd Sponsored ADR New	Common Stock		335,618
	Commonwealth Bk Australia Spnrd ADR 144A	Common Stock		490,685
	Corporacion Mapfre-Compania ADRinternacional De Reaseguros Sponsored	Common Stock		132,615
	Credit Suisse Group Sponsored ADR	Common Stock		432,869
	Crh Plc ADR	Common Stock		123,234
	Dbs Group Hldgs Ltd Sponsored ADR	Common Stock		305,745
	Dsm N.V. ADR	Common Stock		148,874
	Dai Nippon Prtg Ltd Japan ADR	Common Stock		385,044
	Daimler-Chrysler Agord	Common Stock		384,400
	Daiwa Group Inc.	Common Stock		361,080
	Danske Bk A/S ADRadr	Common Stock		269,746
	Denso Corpadr	Common Stock		267,883
	Deutsche Bank Npv	Common Stock		382,743
	Deutsche Lufthansa A G Sponsored ADR	Common Stock		131,985
	Deutsche Telekom Ag Sponsored ADR	Common Stock		553,392
	Diageo Plc Spon ADR New	Common Stock		383,455
	Dnb Nor Asa 144A Spon ADR	Common Stock		265,374
	E On Ag	Common Stock		527,800
	Edp-Energias De Portugal Sa ADR Sponsored	Common Stock		265,419

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	Eisai Ltd Spons ADR	Common Stock		493,320
	Elan Corp Plc ADR	Common Stock		138,975
	Endesa S A Sponsored ADR	Common Stock		530,556
	Enel Societa Per Azioniadr	Common Stock		501,322
	Eni S P A Sponsored ADR	Common Stock		624,166
	Erste Bk Der Oesterreichischensparkassen A G Sponsored ADR Repstg 1/2 Sh	Common Stock		261,748
	Delhaize Group	Common Stock		227,550
	Fiat S.P.A ADR New	Common Stock		189,126
	Fortis Nl Sponsored ADR New	Common Stock		531,091
	Fosters Group Ltd ADR Ltd Sponsnew	Common Stock		364,482
	France Telecom Sponsored ADR	Common Stock		525,972
	Friends Provident P L Cadr	Common Stock		264,616
	Fuji Photo New ADR	Common Stock		332,820
	Fujitsu Ltd ADR Com	Common Stock		338,478
	Glaxo Smithkline Plcadr	Common Stock		1,222,662
	Groupe Danone Sponsored ADR	Common Stock		396,460
	Gus Plc Sponsored ADR	Common Stock		387,387
	Hbos Plc Sponsored ADR	Common Stock		708,209
	HSBC Hldgs Plc Sponsored ADR New	Common Stock		1,803,261
	Hitachi Ltd ADR 10 Com	Common Stock		381,865
	Holcim Ltd Sponsored ADR	Common Stock		323,489
	Honda Motor Co Ltd	Common Stock		359,628
	Hutchison Whampoa Ltd ADR	Common Stock		187,192
	Hypo Real Estate Hldg Ag Sponsored ADR	Common Stock		186,680
	Imperial Tob Group Plc Sponsored ADR	Common Stock		381,225
	Ing Groep N V Sponsored ADR	Common Stock		471,900
	Ito Yokado Ltdadr 2003	Common Stock		419,640
	Japan Airlines Corporationadr	Common Stock		173,904
	Kao Corp Sponsored ADR Repstg 10 Shscom	Common Stock		383,528
	Kingfisher Plc Sponsored ADR Par 15 5/7 Pence	Common Stock		344,926
	Komatsu Ltd New	Common Stock		188,926
	Koninklijke Ahold Nv Sponsored ADR	Common Stock		202,020
	Koninklijke Philips Electrsn V Sponsored ADR New 2000	Common Stock		325,950
	Royal Kpn Nv Sponsored ADR	Common Stock		132,884
	Kyocera Corp ADR	Common Stock		369,504
	Lloyds Tsb Group Plc ADR Sponsored ADR	Common Stock		522,418
	L Oreal Co ADR	Common Stock		387,167
	Lafarge S.A. ADR Sponsored ADR New	Common Stock		202,860
	Lagardere Groupe S C A Spons ADRone ADR Represents 1 Ordsh	Common Stock		259,834
	Legal & General Plc ADR	Common Stock		424,894

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	Lend Lease Ltd Sponsored ADR	Common Stock		443,525
	Logitech Intl S A Sponsored ADR	Common Stock		137,903
	Luxottica Group S P A ADR Sponsored ADR	Common Stock		163,120
	Marconi Plc New Spons ADR	Common Stock		143,850
	Marks & Spencer Group P L C Sponsored ADR	Common Stock		320,047
	Matsushita Elec Ind Co Ltd ADRmorgan Gty	Common Stock		417,300
	Mediaset S P A Sponsored ADR 144A	Common Stock		332,263
	Metso Corp Sponsored ADR	Common Stock		134,568
	Millea Hldgs Incadr	Common Stock		387,969
	Mitsui & Co Ltd ADR	Common Stock		397,342
	Mitsubishi Corp ADR Sponsored	Common Stock		374,709
	Mitsubishi Chemical Corp ADR	Common Stock		210,091
	Mitsubishi Estate Ltd ADR	Common Stock		386,453
	Mitsubishi Elec Corp ADR	Common Stock		269,445
	Mitsui Sumitomo Insurance Company	Common Stock		382,162
	Mitsubishi Tokyo Finl Groupinc Sponsored ADR	Common Stock		378,140
	Nh Hoteles Sociedad Anonima	Common Stock		202,977
	National Aust Bk Ltd ADR New	Common Stock		526,776
	National Bk Greece S A Sponsored ADR	Common Stock		216,000
	National Grid Transco Plc Spon ADR	Common Stock		353,206
	Nec Corp ADR	Common Stock		343,280
	Neptune Orient Lines Ltd Sponsored ADR	Common Stock		196,639
	Nestle S A Sponsored ADRrepstg Reg Sh	Common Stock		931,410
	Nikko Cordial Corporation	Common Stock		328,544
	Nintendo Ltd ADR	Common Stock		389,360
	Nippon Yusen Kabushiki Kaisha ADR	Common Stock		404,018
	Nippon Teleg & Tel Corp Sponsored ADR	Common Stock		157,850
	Nissan Mtr Ltd ADR Sponsored ADR	Common Stock		372,980
	Nitto Denko Corp ADR	Common Stock		383,917
	Nokia Corp ADR-A Shs Sponsored	Common Stock		670,676
	Nomura Hldgs Inc Sponsored ADR	Common Stock		378,560
	Ntt Docomo Inc Sponsored ADR	Common Stock		351,918
	Novartis Ag Spnsrd ADR	Common Stock		1,074,480
	Novo Nordisk A/S ADR	Common Stock		217,040
	Oji Paper Co Ltd Sponsored ADR	Common Stock		195,102
	Olympus Corp Sponsored ADR	Common Stock		490,429
	Pernod Ricard S A Sponsored ADR	Common Stock		137,869
	Peugeot S.A. ADR	Common Stock		330,080
	Prudential Plc ADR	Common Stock		494,160
	Puma Ag Rudolf Dassler Sport Sponsored ADR	Common Stock		136,537
	Reed International Plc Sponsored ADR	Common Stock		309,785
	Repsol Ypf S.A. ADR	Common Stock		370,620

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	Ricoh Ltd ADR New	Common Stock		385,868
	Rio Tinto Plc Spon ADR	Common Stock		372,531
	Rio Tinto Spons ADR	Common Stock		371,062
	Roche Hldg Ltd Sponsored ADR	Common Stock		697,609
	Royal & Sun Alliance Ins Groupplc Sponsored ADR New	Common Stock		220,066
	Royal Dutch Pete Con Y Registry Sh Par Eur	Common Stock		1,032,840
	Rwe Ag Spons ADRrepstg Ord Par	Common Stock		320,079
	Shizuoka Bk Ltd ADR	Common Stock		142,139
	San Paolo-Imi S P A Sponsored ADR	Common Stock		556,198
	Sandvik Ab ADR	Common Stock		399,257
	Santos Ltd ADR New	Common Stock		151,685
	Sanofi-Aventis Sponsored ADR	Common Stock		728,910
	Sap Aktiengesellschaft ADRsystem Anwendungen Produkte In Derdatenverarbeitung	Common Stock		353,680
	Schering A G Sponsored ADR	Common Stock		207,900
	Scottish Pwr Plc Sponsored ADRfinal Instalment	Common Stock		380,931
	Secom Ltd ADR	Common Stock		320,092
	Serono S A	Common Stock		176,256
	Seven Eleven Japan Ltd ADR	Common Stock		283,689
	Sharp Corp	Common Stock		261,232
	Shell Trans & Trading Plcnew York Sh New	Common Stock		706,750
	Siemens A G Sponsored ADR	Common Stock		609,624
	Singapore Telecommunicationsltd Sponsored ADR New	Common Stock		113,724
	Skf Ab ADR Sponsored ADR Par S Kr 12.50	Common Stock		169,260
	Smith & Nephew P L C Sponsored ADR New	Common Stock		123,189
	Societe Generale France Sponsored ADR	Common Stock		435,139
	Solvay S A Sponsored ADR	Common Stock		286,257
	Sony Corp ADR Amern Sh Newea Rcpt Represents 1 Actual Japanese Shadr	Common Stock		377,912
	Statoil Asa Sponsored ADR	Common Stock		204,852
	Stora Enso Oyj Sponsored ADR Repstg Ser R Shs	Common Stock		237,276
	Swisscom Sponsored ADR	Common Stock		126,496
	Sumitomo Tr & Bkg Ltd Spons ADRsumitomo Tr & Bkg Ltd Sponsored ADR	Common Stock		347,088
	Sumitomo Mitsui Finl Group Incadr	Common Stock		363,500
	Sun Hung Kai Pptys Ltd Sponsored ADR	Common Stock		410,123
	Svenska Cellulosa Aktiebolaget ADRsca Sponsored	Common Stock		123,717
	TDK Corp ADR	Common Stock		207,872
	Tdc A/S Sponsored ADR Repstg Ord	Common Stock		127,680
	Tpg N V Sponsored ADR	Common Stock		288,850

2004

Form 5500, Schedule H, Part IV, Line 4i

Matched Asset Plan

PN 001

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	Telecom Corp New Zealand Ltd Spon ADR(Each Conv Into 8 Ord Nzdi)	Common Stock				170,208
	Telecom Italia S P A New Sponsored ADR Repstg Ord Shs	Common Stock				436,900
	Telecom Italia S P A News ponsored ADR Repstg Svgs Shs	Common Stock				495,300
	Ericsson (Lm) Telephone Co ADR (New)	Common Stock				426,375
	Telefonica S A Spon ADR	Common Stock				762,750
	Tele2 Ab sponsored ADR Repstg Cl B Shs	Common Stock				148,200
	Tesco Plc Sponsored ADR	Common Stock				416,970
	Thomson sponsored ADR	Common Stock				260,190
	Toray Inds Inc ADR	Common Stock				234,215
	Total S.A. ADR	Common Stock				1,142,336
	Toyota Mtr Corp ADR 2 Com	Common Stock				1,023,375
	Ubs Ag Registered	Common Stock				795,976
	Unilever Plc Amer Shs ADR New	Common Stock				400,140
	Unilever Nv Ny Share F New	Common Stock				366,905
	Vodafone Group Plc Spons ADRconv Into 10 Ord Shs	Common Stock				1,612,956
	Veolia Environnement Sponsored ADR	Common Stock				528,525
	Vivendi Universal Spons ADR New	Common Stock				416,910
	Volkswagen A G Sponsored A ADR	Common Stock				203,985
	Volvo Aktiebolaget ADR B	Common Stock				348,920
	Westpac Bkg Corp Sponsored ADR	Common Stock				508,731
	Wolseley Plc Sponsored ADR	Common Stock				399,922
	Wolters Kluwer N V Sponsored ADR	Common Stock				186,707
	Wmc Res Ltd Sponsored ADR	Common Stock				199,357
	Zurich Finl Svcs Sponsored ADR	Common Stock				388,504
	Prosiebensat 1 Media Ag Pfd Sponsored ADR Repstg Pfdbearer	Preferred Stock				117,683
		Total International Equity Investments				78,736,825

	New England Financial Ga 7174 1-07	GICS & GACS	6.750%	12/31/05		185,352

Assets (Held and End of Year)						$2,593,707,301

* Represents party in interest

** Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-58526 of Computer Sciences Corporation on Form S-8 of our report dated June 29, 2005, appearing in this Annual Report on Form 11-K of the Computer Sciences Matched Asset Plan for the year ended December 31, 2004.

/s/Deloitte & Touche LLP

Los Angeles, California
June 29, 2005